Issuer Free Writing Prospectus filed pursuant to Rule 433(f)
Registration No. 333-163244
Issuer Free Writing Prospectus dated March 1, 2010

Great-West Life & Annuity Insurance Company

Free Writing Prospectus Published or Distributed by Media

On March 1, 2010, Human Resource Executive Online, an internet website focused on human resource matters, published an article that references the offering covered by the registration statement on Form S-1 filed by Great-West Life & Annuity Insurance Company (the “Company”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2009 and amended on February 8, 2010 (the “Registration Statement”).  The article also includes quotes from Charles Nelson, President of Great-West Retirement Services, a unit of the Company.  The full text of the article is reproduced below.

The article was not prepared by or reviewed by the Company prior to its publication. The publisher of the article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by this publisher concerning the Company.  You should consider statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained within the Registration Statement the Company filed with the SEC on February 8, 2010, the final prospectus to be subsequently filed with the SEC and any related prospectus supplement.  In particular, you should carefully read the risk factors described in the preliminary prospectus, in the final prospectus, in any related prospectus supplement and in the documents incorporated by reference in the preliminary prospectus, the final prospectus and any related prospectus supplement. The Registration Statement has not been declared effective by the SEC and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC. Statements in the article that are not attributed directly to Mr. Nelson or that conflict with the Company’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-537-2023.

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Human Resource
Executive Online

Seeing Them Through

New products designed to help retirees make it all the way through -- not just to -- retirement are gaining the attentions of employers.

By Carol Patton

You could call it corporate America's tragic flaw. Employers spend years guiding their employees along a safe financial path, helping them build a comfortable nest egg. But when those employees retire, the handholding stops.

Some take more steps backward than forward -- as do their portfolio balances, due to bad investment decisions -- while others slip and fall into the abyss of unmanageable debt and sometimes poverty, blaming greedy Wall Street bankers for volatile market conditions.

Over recent years, more financial companies have started taking closer looks at the help they're offering retirees and have begun introducing products designed to not only help plan sponsors prepare employees for retirement, but actually help carry those workers through all their retirement years.

Some are simply newer generations of existing products -- such as annuities, which provide retirees with steady income streams -- or online tools that help employees make sound investment decisions. All, however, are designed to address this current and increasingly complex problem of retirees outliving their savings.

Even the federal government is getting into the act, concerned that Social Security won't live up to its promise.

Like many HR professionals, Brett Huston recently began searching for a safety net that would protect retirement funds against market dives and provide retirees with steady paychecks.

As vice president of HR, general counsel and secretary at Spectra Logic Corp., a Boulder, Colo.-based company that designs and manufactures data-protection-storage solutions, Huston learned of a new product called SecureFoundation. The product, part of a suite of services called Reality Investing Lifetime Solutions, was introduced in January by Denver-based Great-West Retirement Services, a retirement-plan record-keeper that is also a business unit of Great-West Life & Annuity Insurance Co.

While the suite provides employees with investment guidance or advice, managed accounts and traditional target-date funds, SecureFoundation is a guaranteed life withdrawal benefit (GLWB) -- an annuity that gives retirees a steady paycheck or income stream for the rest of their lives, regardless of how their investments perform.

"Over the last couple of years, a lot of people have come to my office, knocked on my door and said, 'How can this happen to my retirement plan? What can you do so that I don't have to keep working 'til the day I die?' " he says, adding that his company supports 300 workers. "Our plan has many of the bells and whistles associated with 401(k)s [such as matching employer contributions and wide selection of funds] . . . but none address the situation of protecting retirement funds."

SecureFoundation, he says, offers benefits that other annuities don't. For example, employees can dip into their principal at any time. The product is also portable, so they can take their assets with them when they move to other jobs.

Charlie Nelson, president of Great-West, jokingly calls this benefit a "DC prenup," explaining that it spells out how plan sponsors may change defined-contribution providers while not affecting the retirement-income benefits of their participants.

If employees quit their jobs, they can take the retirement-income benefits with them by rolling their SecureFoundation account into an IRA. When a retiree passes away, the surviving spouse can also take advantage of the income stream. Equally important, it applies a consistent investment approach or methodology.

"It boggles my mind how many employees who are saving for retirement actually don't pay attention to their plan," says Huston. "If they have to learn different investment styles, they're just not going to do it. This [product] makes [investing] as simple as possible -- that's the key."

So is portability. In the past, Nelson says, if a plan sponsor wanted to change record-keepers, it had two choices. It could roll all participants' benefits to an IRA or leave those assets behind, which diluted the plan and required the plan sponsor and participants to manage two sets of retirement-income statements and records.

The other option was to force participants to liquidate their retirement income, potentially losing the benefit they had accumulated and paid for if their benefit level was higher than their account balance.

SecureFoundation lets plan sponsors change record-keepers and still allow participants to maintain their retirement-income benefits while consolidating plan and participant records with a new record-keeper. Without diluting the plan, Nelson's company also pays the new record-keeper a revenue share.

"Portability of these products is the single biggest issue," Nelson says, adding that the market needs to evolve by creating more retirement-income products that don't lock employers into using the same provider. "[These products] are really going to be [coming in] a huge tidal wave [and] are going to dramatically change the landscape of defined-contribution plans."

Coming to the Rescue

As the three-legged retirement stool -- Social Security, pensions and 401(k)s -- becomes wobbly due to shrinking Social Security funds, retirement accounts and personal savings, employees are growing weary and doubtful about their futures.

According to a 2009 Towers Watson survey of 2,232 employees and 904 retirees, 42 percent are very confident about their financial security during the first five years of retirement. However, that number drops to 18 percent for 15 years into retirement and 8 percent at 25 years into retirement.

Another 31 percent of workers stated that the financial crisis has resulted in higher stress about retirement security. No surprise here. Sixty percent of older workers reported that their 401(k) balance "decreased a lot" while 31 percent would pay a higher amount out of their monthly paycheck to ensure a guaranteed benefit in retirement.

Responding to similar company concerns about employees, Principal Financial Group recently introduced an online, educational tool and service called Principal Retirement Navigator. It's complimentary for employers that participate in any Principal retirement plan, such as its Voluntary Rollover Income, a group-income annuity that can be offered to retirees because it's separate from a 401(k) plan and eliminates the fiduciary concerns created by in-plan options.

"Our argument is, even if you have the perfect product and design, if your employees don't understand how to use it [or] its features, it ultimately loses a lot of its power, intrigue, interest and value to employees," says Mark Spencer, senior manager in retirement and investor services at Principal in Des Moines, Iowa.

Employees and retirees using the Navigator can either visit the Web site or call a toll-free number to receive professional guidance from live financial advisers, evaluate risk factors, identify combinations of investment products, determine how to position their assets or discover how long their assets will last. Its real-time planning feature also monitors their bank-account and sends e-mail alerts if they stray from established financial goals.

"We're exploring sending mailings to retiree clubs about our new service," Spencer says. "It's an ongoing planning tool, not just a one-time event."

Other companies focusing on the front end of retirement are turning to another investment product that has been around for some time -- collectives. Similar to mutual funds, they're cheaper to trade, for retirees who hold onto them, thereby helping them avoid eroding returns.

"Over the next few years, you're going to see a huge explosion in collective funds," says Gerald Wernette, principal and director of retirement-plan services at Rehmann, a CPA and business consulting firm in Farmington Hills, Mich. "They act like a mutual fund -- they're a diversified pot of stocks -- but they trade like a stock. The advantage is they're much less expensive than a mutual fund. At the end of the day, [retirees] will get more bang for their buck."

Offered by banks and other investment institutions, collectives can only be sold to qualified retirement plans such as 401(k)s. They usually consist of inexpensive holdings, such as index or exchange-traded funds. And, since they can't legally advertise, there are no built-in advertising costs, making them much cheaper to manage and trade.

Wernette says his firm began introducing collectives last year, wrapping them around a participant investment-advice tool. Although they are attracting interest, he says, collectives aren't the silver bullet.

He believes retirees must be flexible, willing to maintain some exposure to equity and investment markets and consider a variety of investment solutions such as annuities and hard assets, such as gold, silver or other natural resources.

However, some employers are reluctant to guide retirees through their lifetime, mainly because it's a fiduciary liability -- not to mention an enormous undertaking.

"You can't possibly be successful at it," says Christine Breznia, HR manager at Cleveland-based Progressive Plastics Inc., which manufactures plastic bottles and containers. "People have to take responsibility for themselves, especially at retirement. They have to step up and take advantage of what's being offered."

Although the company currently supports 270 employees, 400 participate in its 401(k) -- a fact brought about by an Employee Retirement Income Security Act mandate that, when employees leave their jobs, voluntarily or involuntarily, companies may not force those with more than $5,000 in their 401(k)s to cash out. Breznia suspects collective funds are the reason why retirees from her company refuse to pull out.

Progressive introduced collectives back in March 2009 in each of its seven investment models, which range from stable to high-risk funds. Unlike mutual funds, which typically charge around a 2-percent fee, collectives cost half that amount. Better yet, Breznia says, the most conservative employee portfolio increased by 20 percent last year while the overall average return for employees who selected a high-growth model was 45 percent.

Since more 401(k) annuities are now available, Breznia is taking a second look. If easy to roll out, she will consider offering the product so retirees can have a steady stream of income.

Mestek, a manufacturer of heating and air conditioning equipment and tools in Westfield, Mass., is already doing so with its 1,850 employees. Since the average age of its workforce is 51, it began offering Prudential IncomeFlex several years ago. The group variable annuity is portable and guarantees against the loss of principal and market volatility, says David DeBell, vice president of HR at Mestek.

Unlike some annuities, this product gives retirees complete access to their principal without penalty, although their monthly income would be decreased on a pro-rated basis.

"The thing that has sold it to folks who signed up for it was definitely the protection -- you don't lose your principal," he says, adding that it also offers a guaranteed annual return of 5 percent. That said, only 4 percent of the company's total 401(k) dollars are invested in the plan. DeBell blames the low participation rate on employees not understanding that they can bail out of the annuity at any point.

In April 2009, Prudential introduced a second version called IncomeFlex (IFX) Target, naming Mercer and Hewitt as its record-keepers, says Jamie Kalamarides, senior vice president for retirement solutions at Prudential Retirement in Hartford, Conn. The first plan is no longer sold to new clients.

Key differences between the plans are:

* Unlike the first version, IFX Target doesn't guarantee 5 percent annual growth so participants won't automatically see annual increases in their portfolios.

* IFX Target provides target-date funds and/or one asset-allocation fund, while the first version offers a choice of three or five asset-allocation funds. Target-date funds are usually a mix of stocks, bonds and cash equivalents that are automatically rebalanced to make them less risky as workers approach retirement. However, asset-allocation funds don't necessarily become less risky over time. They are also rebalanced by the fund manager but maintain the fund's objective, which could be high growth, enabling employees to make -- or lose -- more money.

* IFX Target also has no minimum-age requirement while employees must be 50 to participate in the earlier plan. The downside to an age limit is that the longer employees participate, the more money they can contribute to their plan, which can create a bigger retirement paycheck.

So far, says Kalamarides, 230 plan sponsors have invested $230 million in the products. A third generation is in the works that will address benefit changes and introduce more options. Employers may be able to choose a particular money manager for their assets or a different benefit structure tailored to their needs.

"The new way of thinking about retirement is not just getting employees to retirement but setting them on the right path through retirement," says Kalamarides. "The goal is not to retire with a large, lump sum, but [to give employees] a monthly income for the rest of their life."

More Options, New Laws

The future of baby boomers has Washington concerned. The U.S. Department of Labor will soon issue a Request for Information to plan sponsors that addresses retirement-income issues, asking employers what sort of income options they need to offer participants.

One idea that's being discussed is trial or automatic annuitizations, says Jody Strakosch, national director at MetLife Retirement Products in Minneapolis.

When employees retire, up to 50 percent of their account balance would be converted into an income annuity, providing them with a retirement paycheck on a trial basis for two years, Strakosch says. This would only apply to people with account balances of at least $50,000. However, they could opt out at any time. Another suggestion is longevity or retirement-income insurance.

At age 65, Strakosch says, workers would defer a small percentage of their funds until they reach 85, guaranteeing they won't outlive their savings. However, she says, the plan would be subjected to the same minimum-distribution rules as 401(k) plans. So, at age 70-and-a-half, they would need to withdraw a certain amount of money from their plan and pay taxes on it, which defeats the overall purpose of longevity insurance.

U.S. Reps. Earl Pomeroy, D-N.D., and Ginny Brown-Waite, R-Fla., introduced a bill last June that would waive these rules. Strakosch is optimistic that Congress will eventually pass legislation or suggest positive enhancements around 401(k) plans.

Meanwhile, MetLife hasn't sat still. Since 2004, Merrill Lynch Retirement Group has marketed a MetLife product called Personal Pension Builder, a deferred fixed-income program. Likewise, in 2008, Barclays Global Investors, which was acquired by BlackRock in 2009, introduced another MetLife product called SponsorMatch, a target-date fund with an embedded, deferred fixed income annuity.

Brown-White says the real impetus behind these products is employees' increased reliance on defined-contribution plans.

"We need to bring over the best features of the defined-benefit plan to the defined-contribution plan so participants can retire with dignity and earn enough money to live throughout their lifetime," she says. "Record-keepers are making steps. It's a slow process but [they're] headed in the right direction."

March 1, 2010

Copyright 2010© LRP Publications

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